GREAT PLAINS ENERGY INVESTOR PRESENTATION June 2016 OUR FUTURE FOCUS Filed by Great Plains Energy Incorporated Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company:  Westar Energy, Inc. Commission File No. 1-3523

INVESTOR PRESENTATION FORWARD-LOOKING STATEMENTS 2 Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy Incorporated’s (“Great Plains Energy”) proposed acquisition of Westar Energy, Inc. (“Westar”), shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Kansas City Power & Light Company (“KCP&L”) are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the  proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.   This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR PRESENTATION ADDITIONAL INFORMATION 3 Additional Information and Where to Find It   This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”   Participants in Proxy Solicitation   Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.

ACQUISITION enhances growth prospects and provides greater earnings stability INVESTOR PRESENTATION 4 Strong geographic fit facilitates significant operating and cost efficiencies Positioned to grow EPS faster, with more predictability, while keeping customer rates low 100 years of existing operating and regulatory experience in Kansas Combined company maintains strong investment grade ratings Combined free cash flow profile facilitates investment and debt repayment without incremental equity Positions Great Plains Energy to have top-quartile total shareholder returns

COMPELLING STRATEGIC AND GEOGRAPHIC FIT

Combination of Great Plains Energy and Westar Energy creates a leading Midwest utility better positioned to serve customers, meet the region's energy needs, optimize investments and achieve improved and more stable, long-term financial returns

COMBINED SERVICE TERRITORY[1]



Great Plains
Power Plants
Transmission Lines:
Projects
Operating
Electric Territory
Headquarters
Westar
Power Plants
Electric Territory
Headquarters
Shared Power Plants

FUTURE CORPORATE HEADQUARTERS

Great Plains Energy:	**Downtown, Kansas City, Missouri**
Kansas Operations:	**Downtown, Topeka, Kansas**

KEY OPERATING METRICS

	Great Plains Energy	Westar	Combined
Rate Base ($mm)	$6,600	$7,100	**$13,700**
Electric Customers	850,800	702,000	**1,552,800**
Generation Capacity (MW)	6,446	6,267[2]	**12,713**
Transmission Miles	3,600	6,300	**9,900**
Distribution Miles	22,500	28,800	**51,300**

Source: SNL, Great Plains Energy and Westar Investor Presentations.
1. Excludes Great Plains' power plant in the Mississippi Delta and Westar's Spring Creek Energy Center in Logan County, OK.
2. Excludes 920MW of purchased power.

GREAT PLAINS ENERGY
INVESTOR PRESENTATION 5

Contiguous service territories and complementary customer mix Existing partnerships and shared ownership of generation assets Increased access to attractive rate-based growth opportunities STRONG GEOGRAPHIC FIT AND COMPLEMENTARY OPERATIONS Better positioned to efficiently transition generation mix from coal to natural gas and renewables Ability to invest aggressively in transmission assets Increased flexibility to mitigate impacts from carbon regulation More than 45% of retail customer demand to be met with emission-free energy PROVIDES ROBUST PLATFORM TO PURSUE NEW SUSTAINABLE GROWTH OPPORTUNITIES Combines best practices to increase operating efficiency Strong regulatory, community & political relationships Diversifies regulatory jurisdictions and offers increased stability Drives cost savings and benefits for more than 900,000 Kansas customers and 600,000 Missouri customers ENHANCED OPERATING PLATFORM TO DRIVE VALUE FOR SHAREHOLDERS AND CUSTOMERS INVESTOR PRESENTATION 6 COMPELLING STRATEGIC RATIONALE

FINANCIAL BENEFITS OF THE TRANSACTION

	Overview	Expected Benefits
Efficiencies and Cost Savings	• Significant opportunities for efficiencies • Team with strong track record of M&A execution, including efficiencies	• ~$65 million of efficiencies projected in year 1 and improving to ~$200 million in year 3 and beyond
EPS Accretion	• Significantly accretive relative to Great Plains Energy standalone plan	• ~10% EPS accretion by 2020[1]
Enhanced Growth Profile	• Stronger platform to pursue attractive organic growth • Better positioned to earn allowed returns	• Higher long-term EPS growth (6-8%) vs. standalone, and dividend growth (5-7%) on a 60-70% payout ratio
Robust Balance Sheet	• Solid, investment grade profile • Strong cash flow supports improving credit metrics	• Investment grade confirmed at S&P and Moody's • $750 million of committed equity financing validates transaction's strategic and financial rationale

1. Based of midpoint of 6-8% EPS growth target off 2016 EPS guidance range of $1.65-$1.80.

GREAT PLAINS ENERGY
INVESTOR PRESENTATION 7

SIGNIFICANT OPPORTUNITIES FOR EFFICIENCIES FROM COMPLEMENTARY OPERATIONS AND ADJACENT SERVICE TERRITORIES Combination of Great Plains Energy and Westar Energy provides significant opportunities for increased efficiency, cost savings and investment optimization across the combined company INVESTOR PRESENTATION 8 Estimated Efficiencies of ~$200 million IN year 3 AND BEYOND Includes estimated pre-tax customer cost of capital and depreciation impacts.

SIGNIFICANT TARGETED EPS ACCRETION

OVERVIEW OF BENEFITS

- Significant efficiencies and cost savings
- Incremental investment opportunities
  - — Transmission
  - — Renewables
  - — Energy efficiency
- Attractive, efficient financing

GREAT PLAINS ENERGY EPS GROWTH TARGET

- Potential for ~$0.15 to ~$0.25 of EPS accretion by 2020 over standalone plan (with meaningful upside)



Standalone EPS Target
4 - 5% CAGR
~$2.20
~$1.90
$1.80
$1.65
2016E
2020E
Pro Forma EPS Target
6 - 8% CAGR
~$2.45
~$2.10
$1.80
$1.65
2016E
2020E

~10% ACCRETION BASED ON MIDPOINT OF 2016 EPS GUIDANCE RANGE OF $1.65 - $1.80

GREAT PLAINS ENERGY
INVESTOR PRESENTATION 9

TRANSACTION FACILITATES TOP TIER SHAREHOLDER RETURNS INVESTOR PRESENTATION 10 Source: IBES median estimates and Bloomberg market data as of 02-Jun-2016. Note: EPS growth of peers calculated as ’16-’19 EPS CAGR based on IBES consensus estimates. Where 2019 IBES estimates are not available, ’16-’18 CAGR or midpoint of management guidance is used. Great Plains Energy TSR based on the mid-point of current and previous guidance. Dividend yield calculated as latest quarterly dividend annualized divided by current share price. Great Plains Energy VS. EEI INDEX 1st QUARTILE 2nd QUARTILE 3rd QUARTILE 4th QUARTILE FULLY regulated model differentiates Great Plains Energy from many industry peerS

PRO FORMA CREDIT METRICS SUPPORTS INVESTMENT GRADE RATINGS PROJECTED CASH FROM OPERATIONS / TOTAL DEBT INVESTOR PRESENTATION 11 PROJECTED INTEREST COVERAGE RATIO Significant combined company free cash flow facilitates improving credit metrics over time Rating agencies confirmed solid investment grade ratings at transaction close1 GPE senior unsecured debt is currently rated BBB at S&P with a negative outlook and Baa2 at Moody's and under review for possible downgrade. We expect to maintain our investment grade ratings.

Key financial Terms Purchase Price $60.00 per share Total equity purchase price of $8.6 billion; enterprise value of $12.2 billion Consideration 85% Cash ($7.3 billion) / 15% Stock ($1.3 billion) $51.00 per share cash consideration 0.2903 Great Plains Energy shares per Westar Energy share (based on May 27, 2016 close) Collar mechanism that adjusts number shares issued to provide fixed value within a 7.5% trading band for Great Plains Energy stock1 Financing Details2 Permanent financing of approximately 50% equity and 50% debt, which is composed of: $1.3 billion of equity to the seller $750 million of mandatory convertible preferred equity from OMERS $2.35 billion of equity comprised of Great Plains Energy common and mandatory convertible to the public market $4.4 billion of new Great Plains Energy debt Committed to retaining strong investment grade balance sheet Number of shares of Great Plains Energy stock to be based on an Exchange Ratio equal to the quotient obtained by dividing $9.00 by the 20-day volume-weighted average price of Great Plains stock at closing, subject to a 7.5% collar mechanism such that the minimum number of Great Plains Energy shares issued per Westar Energy share will be 0.2709 and maximum will be 0.3148, based on the May 26, 2016 closing price of $30.91. Financing amounts are approximate, based on current expectations. INVESTOR PRESENTATION 12

COMBINATION Expands Geographic and Regulatory Diversification Customer breakdown by jurisdiction based on retail sales generation. KCP&L and GMO are also subject to regulation by The Federal Energy Regulatory Commission (FERC) with respect to transmission, wholesale sales and rates, and other matters. Westar generation excludes 920MW generation under PPA, includes 480MW renewables under development. Standalone Great Plains Energy Standalone Westar Combined Company Geography by Customer1 Rate Base Mix by Jurisdiction2 Capacity Mix (MW)3 INVESTOR PRESENTATION 13

ROADMAP TO CLOSE Kansas has 300 days following filing to rule on transaction. 2016 2017 Q2 Q3 Q4 Q1 Q2 Acquisition Announcement Regulatory Filings (U.S. DOJ/FTC, Kansas1, NRC, FERC)   Secure Appropriate State and Federal Regulatory Approvals File Proxy Statement / Hold Special Shareholder Meetings Public Equity (Common/Mandatory) Financings Public Debt Financing Receive Regulatory Approvals Target Close INVESTOR PRESENTATION 14

RATE CASE TIMELINE

TRANSACTION EXPECTED TO MITIGATE RATE INCREASES OVER TIME



2016
2018
Q1
Q3
Q4
Q1 – Q4
GMO general rate case filing[1]
Anticipated KCP&L MO general rate case filing
Anticipated KCP&L KS abbreviated rate case filing
Anticipated Westar abbreviated rate case filing
Anticipated KCP&L KS, KCP&L MO, GMO and Westar rate case filings

1. *Expect new retail rates to be effective late December 2016.*

TRADITIONAL 11-MONTH RATE CASE TIMELINE IN MISSOURI AND ~8 MONTHS IN KANSAS

GREAT PLAINS ENERGY
INVESTOR PRESENTATION 15

Adjacent utility territories provided ease of integration and significant efficiency opportunities Modestly dilutive in 2008 and accretive beginning in 2009 Enhanced earnings growth prospects Lower rate increases for Aquila customers STRATEGIC TRANSACTION ANNOUNCED ON FEBRUARY 7, 2007 Received shareholder approval on October 10, 2007 Received Federal Energy Regulatory Commission (FERC) approval on October 19, 2007 Successful review and approval by and Kansas Corp. Commission & Missouri PSC on May 15, 2008 and July 1, 2008 (effective July 11, 2008), respectively Transaction completed on July 14, 2008 SUCCESFULLY COMPLETED TRANSACTION FOLLOWING RECEIPT OF ALL NECESSARY APPROVALS Significant savings for Aquila and KCP&L customers Realized Aquila synergies exceeded initial expectations DELIVERED ON FINANCIAL AND OPERATIONAL PROMISES FOLLOWING SUCCESSFUL INTEGRATION INVESTOR PRESENTATION 16 Complementary operations, cultures and teams pave the way for history to repeat itself with Westar transaction SUCCESSFUL M&A TRACK RECORD – AQUILA CASE STUDY

INVESTOR PRESENTATION 17 ACQUISITION enhances growth prospects and provides greater earnings stability Strong geographic fit facilitates significant operating and cost efficiencies Positioned to grow EPS faster, with more predictability, while keeping customer rates low 100 years of existing operating and regulatory experience in Kansas Combined company maintains strong investment grade ratings Combined free cash flow profile facilitates investment and debt repayment without incremental equity Positions Great Plains Energy to have top-quartile total shareholder returns

APPENDIX INVESTOR PRESENTATION 18

GREAT PLAINS ENERGY MANAGEMENT TEAM TALENT, DEPTH AND PROVEN HISTORY OF EXECUTION INVESTOR PRESENTATION 19 Terry D. Bassham Chief Executive Officer 30 Years Scott H. Heidtbrink Executive Vice President and Chief Operating Officer 30 Years Duane D. Anstaett Vice President Generation 30 Years Kevin T. Noblet Vice President Delivery 19 Years Kevin E. Bryant Senior Vice President Finance and Strategy and Chief Financial Officer 13 Years Lori A. Wright Vice President Corporate Planning, Investor Relations and Treasurer 29 Years Steve P. Busser Vice President Risk Management and Controller 20 Years Heather A. Humphrey Senior Vice President Corporate Services and General Counsel 10 Years Darrin R. Ives Vice President Regulatory Affairs 19 Years Maria R. Jenks Vice President Supply Chain 19 Years Charles A. Caisley Vice President of Marketing and Public Affairs 12 Years Ellen E. Fairchild Chief Compliance Officer and Corporate Secretary 24 Years Charles L. King Vice President Information Technology and Chief Information Officer 26 Years

Continue to promote the economic strength of the region, improve the customer experience and grow earnings OUR STRATEGIC PRIORITIES EXECUTING OUR PLAN FOR CONTINUED GROWTH BEST-IN-CLASS OPERATIONS CUSTOMER ENGAGEMENT Disciplined execution to deliver reliable and low cost power Focused on earning our allowed return by actively managing regulatory lag Proactive economic development Responsive to changing customer expectations Technology investments that facilitate more informed customer interaction Expand comprehensive suite of energy-related products and services TARGETED INVESTMENTS Balanced strategic growth initiatives through national transmission opportunities and flexibility for opportunistic growth INVESTOR PRESENTATION 20

PRO FORMA COMBINED COMPANY corporate structure Great Plains Energy Baa2 / BBB Revolver Size: $200mm Kansas City Power & Light Baa1 / BBB+ Revolver Size: $600mm KCP&L Greater Missouri Operations Baa2 / BBB+ Revolver Size: $450mm Westar A2 / A1 Revolver Size: $1,000mm Kansas Gas & Electric A2 / A1 . Westar and KGE ratings shown are senior secured ratings given term debt is all secured. INVESTOR PRESENTATION 21

Overview of Mandatory Convertible Preferred Overview OCM Credit Portfolio LP (“OMERS”), an affiliated entity of Ontario Municipal Employees Retirement System has committed to purchase $750 million of Great Plains Energy Mandatory Convertible Preferred Stock at closing of announced Westar Energy acquisition Terms of OMERS investment pursuant to Stock Purchase Agreement dated May 29, 2016 Key Terms OMERS to purchase 750,000 shares of Mandatory Convertible Preferred Stock with liquidation preference of $1,000 per share 7.25% dividend rate; optional conversion at an implied price of $34.38 (20% conversion premium to reference price of $28.65) Issuance date: concurrent with closing of Westar acquisition (expected spring 2017) Mandatory conversion date: 3 years after issuance Mandatory Conversion Number of Great Plains Energy common shares on conversion based on conversion rate and Great Plains Energy stock price If Great Plains Energy common stock price is at or below the reference price ($28.65), the mandatory convertible preferred stock will convert into 26.2mm common shares (maximum common shares issuable) If Great Plains Energy common stock price appreciates above the 20% conversion premium ($34.38), the mandatory convertible preferred stock will convert into 21.8mm common shares (minimum common shares issuable) If Great Plains Energy common stock price is between the reference price and the conversion price, the instrument will convert into a number of common shares equal to $750 million of value Credit Agency and Accounting Treatment 100% equity credit from Standard and Poor’s and Moody’s Accounted for as preferred equity on balance sheet Impact to income statement based on “if converted” method, using the more dilutive of either: 1) Treatment as preferred stock with (non-tax deductible) preferred dividend reducing net income to common 2) Treatment on an as converted basis with dilutive impact included in weighted average shares INVESTOR PRESENTATION 22

$750 million investment by OMERS de-risks financing of Westar acquisition Mandatory convertible preferred stock to receive 100% equity treatment from the rating agencies Long-dated capital commitment with terms locked-in at signing of M&A transaction Issuance contingent on closing of the M&A transaction; will fund concurrently with M&A close Reduces amount of equity capital to be raised in public financing markets Accounted for using “if converted” method, based on the more dilutive of either treatment as preferred stock or on an as converted basis Increase of common shares at conversion in 2020 (based on expected issuance in 2017) to be offset by extinguishment of preferred dividend As a result, while there will be additional shares of common stock outstanding following conversion, will not be dilutive to EPS relative to the impact of the instrument while outstanding As part of our total financing for the Westar acquisition, we plan on issuing to the public markets a mix of common stock and additional mandatory convertible preferred stock Mandatory convertible preferred stock will have the same structure as the security issued to OMERS and will have the same accounting and credit agency treatment Pricing terms will be based on market conditions and Great Plains Energy share price at the time of issuance Through the embedded conversion rate formula, a mandatory convertible preferred allows Great Plains Energy to issue fewer shares as our share price increases over the next three years. Overview of Mandatory Convertible Preferred, continued INVESTOR PRESENTATION 23

INVESTOR PRESENTATION 24 Lori Wright Vice President – Corporate Planning, Investor Relations and Treasurer (816) 556-2506 lori.wright@kcpl.com Calvin Girard Senior Manager, Investor Relations (816) 654-1777 calvin.girard@kcpl.com contact information NYSE: Great Plains Energy (GXP) INVESTOR RELATIONS INFORMATION